Exhibit 99.1

Momo Announces Yan Tang as the Executive Chairman and Li Wang as the New CEO

BEIJING, October 24, 2020 /PRNewswire/ — Momo Inc. (Nasdaq: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced that its board of directors (the “Board”) has approved Mr. Yan Tang to step down from the position of Chief Executive Officer, and promoted Mr. Li Wang to this position, effective on November 1, 2020. Mr. Wang is a director of the Company, currently serving as the President and Chief Operating Officer of Momo. Starting from November 1, 2020, Mr. Yan Tang will become the executive chairman of the board of directors of Momo, in which role he will continue to be integrally involved in setting the strategic priorities and directing new business initiatives for Momo.

“I can think of no one better to lead Momo than Li Wang. Li’s experience as our President and Chief Operating Officer, combined with a career spanning nearly a decade with the Company, make Li the perfect choice as the new Chief Executive Officer. Li has the proven leadership track record and breadth of business experience we believe are critical to lead Momo, including the ability to execute our strategic vision, the commitment to our people and core values, and the focus on delivering return to shareholders. I am delighted to be handing over the reins to such an outstanding leader and look forward to working together with Li to set the course for Momo into an even brighter future,” said Mr. Tang.

“I know that I speak for everyone at Momo in thanking Mr. Yan Tang for his leadership and tireless dedication to the company,” said Mr. Li Wang. “We have an exceptionally talented team at Momo that is focused on taking decisive actions to transform the business, continuing to innovate our products in new and diverse ways, and unlocking future growth opportunities.”

Mr. Li Wang has been our Chief Operating Officer since June 2014 and our President since April 2018. Mr. Wang joined the Company as a core member of the founding team in 2011.

About Momo Inc.

We are a leading player in China’s online social and entertainment space. Through Momo, Tantan and other properties within our product portfolio, we enable users to discover new relationships, expand their social connections and build meaningful interactions. Momo is a mobile application that connects people and facilitates interactions based on location, interests and a variety of recreational activities including live talent shows, short videos, social games as well as other video- and audio-based interactive experiences, such as live chats and mobile karaoke experience. Tantan, which was added into our family of applications through acquisition in May 2018, is a leading social and dating application for the younger generation. Tantan is designed to help its users find and establish romantic connections as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Momo Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.